

June 9, 2011

Via E-mail
Patrick J Pedonti
Senior VP and Chief Financial Officer
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095

> **Re:** **SS&C Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 000-28430**

Dear Mr. Pedonti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 46

1. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you appear to have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding changes in income tax expense. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

2.   Additionally, to the extent that one or more foreign countries contributed significantly to the incremental tax benefit from foreign operations, then tell us how you considered disclosing this information. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements.

Liquidity and Capital Resources, page 46

3.   We note from your disclosure on page F-15 the company has not accrued deferred income taxes of $18.3 million on unremitted earnings from non-U.S. subsidiaries as such earnings are expected to be reinvested overseas and used to service Canadian debt. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. In addition, please consider quantifying the amount of foreign earnings that are considered to be permanently reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief